Filed pursuant to 424(b)(3)

Registration No. 333-140887

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 3 DATED JUNE 18, 2010
TO THE PROSPECTUS DATED APRIL 29, 2010

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Behringer Harvard Opportunity REIT II, Inc. dated April 29, 2010, Supplement No. 1 dated April 29, 2010, and Supplement No. 2 dated May 17, 2010.  Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose, among other things, the following:

•                  the status of our public offering;

•                  financing related to our multifamily complex acquisition in Fort Myers, Florida;

•                  updates regarding the discussion of recent developments related to the prior performance of other Behringer Harvard sponsored programs; and

•                  a correction to the information included in the prior performance tables filed in our Current Report on Form 8-K dated April 15, 2010 and incorporated by reference into this prospectus.

Status of Offering

We commenced this initial public offering of shares of our common stock on January 21, 2008.  As of June 11, 2010, we had accepted investors’ subscriptions for and issued approximately 18.9 million shares of our common stock pursuant to our primary offering resulting in aggregate gross proceeds of approximately $189.1 million.  As of June 11, 2010, approximately 81.1 million shares of our common stock remain available for sale in our primary offering, and approximately 24.3 million shares of our common stock remain available for issuance under our distribution reinvestment plan.  We reserve the right to reallocate the shares we are offering between the primary offering and the distribution reinvestment plan.

Palms of Monterrey Financing

The following information describes the recent financing of our Palms of Monterrey acquisition and should be read in conjunction with the “Operating Information — Real Estate and Real Estate-Related Investment Portfolio” section in Supplement No. 1 to the prospectus:

On June 11, 2010, we, through a wholly owned subsidiary of the joint venture through which we invested in Palms of Monterrey, entered into a mortgage loan agreement with Holliday Fenoglio Fowler, L.P., an unaffiliated entity, as lender (“Holliday Fenoglio”), to borrow $19.7 million under a Freddie Mac program.  The loan is secured by a first mortgage lien on the assets of Palms of Monterrey including the land, fixtures, improvements, contracts, leases, rents, and reserves.  In addition, we, as guarantor, are subject to certain recourse liabilities with respect to certain “bad boy” acts as set forth in the Guaranty in favor of Holliday Fenoglio.

The loan bears interest at a variable annual rate equal to one-month LIBOR plus 3.35%; provided, that in no event shall the variable annual rate be more than 7%.  Commencing on August 1, 2010 and continuing through July 1, 2012, monthly payments of accrued unpaid interest are required.  Commencing on August 1, 2012 and continuing until the maturity date of July 1, 2017, monthly payments of principal and interest are required with principal calculated using an amortization term of 30 years.  The unpaid principal balance and all accrued unpaid interest is due and payable on the maturity date.  We have the right to prepay the entire outstanding amount of the loan provided that if prepayment is made prior to April 1, 2017, a prepayment premium is required.

Prior Performance

Recent Adverse Developments

The following information supersedes and replaces the similar information contained in the “Prior Performance Summary —Recent Developments” section beginning on page 167 of the prospectus:

The information in this subsection is designed to update investors regarding other Behringer Harvard sponsored programs.  Due to the challenging real estate market, credit market, and general economic conditions over the past few years, most of this information relates to adverse developments.  The current economic crisis, which began with the collapse of residential subprime credit markets and continued through an overall crisis in, and freeze of, the credit markets toward the end of 2008, followed by unemployment and economic declines unprecedented in the last 70 years, has had severely negative effects across substantially all commercial real estate.  As the industry has been affected, Behringer Harvard sponsored investment programs that substantially completed their primary equity offerings at or prior to the end of 2008 have been adversely affected by the disruptions to the economy generally and the real estate market.  These economic conditions have adversely affected the financial condition of many of these programs’ tenants and lease guarantors, resulting in tenant defaults or bankruptcies.  Further, lowered asset values, as a result of declining occupancies, reduced rental rates, and greater tenant concessions and leasing costs, have reduced investor returns in these investment programs because these factors not only reduce current return to investors but also negatively impact the ability of these investment programs to refinance or sell their assets and to realize gains thereon.

In response to these economic stresses, these Behringer Harvard sponsored investment programs have altered their overall strategies from acquisition and growth to focusing on capital conservation, debt extensions, and restructurings, reduction of operating expenses, and management of lease renewals and retenanting, declining occupancies and rental rates, and increases in tenant concessions and leasing costs.  Identified and described below are trends regarding the consequences of the current economic environment affecting certain characteristics of these other investment programs.  These trends provide additional information as to the consequences of the current economic conditions on real estate investment programs of the type sponsored by Behringer Harvard, many of which consequences may affect us.

Distributions and Redemptions.  Behringer Harvard Mid-Term Value Enhancement Fund I has previously paid monthly distributions at a 6% annualized rate (all distribution rate calculations herein assume a per unit or share purchase price of $10.00 reduced for capital distributions arising from sales of assets).  As a result of the sale described below, the general partners have reduced the normal distributions to a 3% annualized rate based on a $10.00 price per unit effective June 1, 2010.  While remaining portfolio liquidation may be delayed because of current economic challenges, Behringer Harvard Mid-Term Value Enhancement Fund I is at the stage where it is operating with a view to provide capital returns to its investors through the sale of its assets.  On April 15, 2010 it sold one of its office properties.  This building was the second building sold from its original portfolio of six properties, leaving it with four remaining properties.  The general partners determined to distribute virtually all of the net proceeds of the sale to the limited partners of record as of May 17, 2010 via a special distribution of $0.63 per unit on May 25, 2010.

Behringer Harvard Multifamily REIT I lowered its annualized distribution rate for its monthly distributions from 7.0% to 6.0% effective for the month of September 2010.  Behringer Harvard REIT I lowered its annualized distribution rate for its monthly distributions from 6.5% to 3.25% beginning in April 2009 and to 1.0% in connection with its May 2010 distribution.  Behringer Harvard Opportunity REIT I moved from monthly to quarterly distributions and lowered its annualized distribution rate from 3% to 1% beginning with its distribution for the first quarter of 2010.  The regular distribution of Behringer Harvard Short-Term Opportunity Fund I was discontinued beginning with the third quarter of 2009.  Behringer Harvard REIT I, Behringer Harvard Opportunity REIT I and Behringer Harvard Mid-Term Value Enhancement Fund I have each indicated that their focus in the current environment is on capital preservation and that they may further reduce their distribution rates or cease paying distributions.

In March 2009, to conserve capital, Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I suspended their share redemption programs except for redemptions requested by shareholders by reason of death, disability, or confinement to long-term care.  Behringer Harvard REIT I further limited such redemptions to no more than $2.5 million for each of the first and second quarters of 2010 and approximately $1 million for each of the third and fourth quarters of 2010.  Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I may further limit or suspend redemptions.  In connection with their announcements of their intention to enter their portfolio liquidation phase in December 2006, Behringer Harvard Mid-Term Value Enhancement Fund I and Behringer Harvard Short-Term Opportunity Fund I terminated their redemption programs (as well as their distribution reinvestment plans).

The recession has also negatively impacted the operating performance of Behringer Harvard REIT I and Behringer Harvard Opportunity REIT I.  Cash flow from operating activities has decreased and has been insufficient to fund both the net cash required to fund distributions and the capital requirements of their properties.  As a result, portions of the net cash required for distributions and capital expenditures of these REITs were funded from their cash on hand, including proceeds from their offerings and/or borrowings.

Estimated Valuations.  Both Behringer Harvard Mid-Term Value Enhancement I and Behringer Harvard Short-Term Opportunity Fund I announced estimated valuations as of December 31, 2009 of $7.09 and $6.45 per unit, respectively, of their limited partner units.  As a result of the special distribution described above, the estimated valuation of the limited partner units of Behringer Harvard Mid-Term Value Enhancement Fund I has been adjusted to $6.46.  Behringer Harvard Opportunity REIT I announced estimated valuations of its common stock of $8.17 per share as of June 30, 2009 and $8.03 as of December 31, 2009.  Behringer Harvard REIT I announced an estimated valuation of its common stock of $4.25 per share as of May 17, 2010.  Each of these units and shares were originally sold in their best efforts public offerings for a gross offering price of $10.00.

As with any valuation methodology, the methodologies used by the Behringer Harvard sponsored investment programs utilize a number of estimates and assumptions.  Parties using different assumptions and estimates could derive a different estimated value and these differences could be significant.  The estimated values per share or unit were adopted pursuant to the specific valuation policies of these investment programs and do not represent the fair value of the shares or units calculated in accordance with GAAP or the price at which such shares or units would trade on a national securities exchange.  The valuation policies and the announcements of estimated values for these programs should be reviewed for additional information and limitations.

Waiver of Fees and Expenses.  Behringer Harvard Holdings and its affiliates have from time to time, voluntarily when it has perceived circumstances to warrant it, waived fees and expenses due from their sponsored investment programs.  In the first quarter of 2010, Behringer Harvard Holdings entities waived asset management fees of approximately $2.2 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $17,000 and $4.0 million, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $52,000 and $381,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I (a privately offered program) and property management oversight fees, asset management fees, acquisition fees and reimbursement of operating expenses of approximately $46,000, $80,000, $71,000 and $396,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II (also a privately offered program).  In 2009, Behringer Harvard Holdings entities waived asset management fees of approximately $7.5 million owed by Behringer Harvard REIT I, asset management fees and reimbursement of operating expenses of approximately $31,000 and $301,000, respectively, owed by Behringer Harvard Short-Term Opportunity Fund I, asset management fees and reimbursement of operating expenses of approximately $70,000 and $187,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund I, and asset management fees and reimbursement of operating expenses of approximately $172,000 and $161,000, respectively, owed by Behringer Harvard Strategic Opportunity Fund II.  In addition, Behringer Harvard Holdings entities waived property management oversight fees of approximately $161,000 owed by Behringer Harvard Strategic Opportunity Fund II.  In 2008, Behringer Harvard Holdings entities waived asset management fees of approximately $566,000 owed by Behringer Harvard Strategic Opportunity Fund I and asset management fees of approximately $892,000 owed by Behringer Harvard Strategic Opportunity Fund II.  Behringer Harvard REIT I’s advisor and Behringer Harvard Short-Term Opportunity Fund I’s general partners each waived asset management fees of approximately $1.0 million for the year ended December 31, 2007.  In addition, in 2007, Behringer Harvard Holdings entities waived property management oversight fees of approximately $333,000 owed by Behringer Harvard Strategic Opportunity Fund II.  The results of operations and distributions from these programs shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will waive or defer fees or expenses due from its sponsored investment programs in the future.

Impairments.  Under GAAP, Behringer Harvard sponsored investment programs consider the applicability of any financial statement impairments of the assets that they own.  As a result of adverse economic conditions beginning in 2008 and continuing through 2009, Behringer Harvard REIT I has taken impairments of approximately $21.1 million and $259.1 million during the fiscal years ended December 31, 2008 and 2009, respectively.  Behringer Harvard Opportunity REIT I has taken impairments of approximately $19.4 million during the fiscal year ended December 31, 2008, $15.5 million during the fiscal year ended December 31, 2009, and $4.7 million during the first quarter of 2010.  In addition, Behringer Harvard Opportunity REIT I recorded a reserve for loan losses totaling $11.1 million, including $7.1 million recognized as a provision to loan losses.  Behringer Harvard Mid-Term Value Enhancement Fund I recognized an asset impairment of approximately $0.4 million during the first quarter of 2010.  Also, for the years ended December 31, 2007, 2008, and 2009 and the quarter ended March 31, 2010, Behringer Harvard Short-Term Opportunity Fund I recognized inventory valuation adjustments of approximately $2.4 million, $16.8 million, $0.5 million and $1.7 million, respectively.  In addition, Behringer Harvard Strategic Opportunity Fund II recognized an asset impairment of approximately $3.2 million in 2008.  In addition, Behringer Harvard Strategic Opportunity Fund I and Behringer Harvard Strategic Opportunity Fund II are currently considering impairments that may be applicable for 2009.

Financings.  The recent turbulent financial markets and disruption in the banking system, as well as the nationwide economic downturn, have created a severe lack of credit, rising costs of any debt that is available and reluctance by lenders to lend as large a percentage of debt to equity than in prior periods.  These market disruptions have adversely affected all of the Behringer Harvard investment programs that substantially completed their equity offerings at or prior to the end of 2008 (except Behringer Harvard Mid-Term Value Enhancement Fund I, which incurred no debt).  These investment programs have experienced property loan maturities that have not been refinanced or that have been refinanced at reduced values requiring additional collateral or equity and/or at higher interest rates or loan defaults related to certain of their assets.  These programs are working with their lenders to replace, extend, or restructure debt arrangements as they mature or to purchase or payoff the debt at discounted amounts and to otherwise manage their debt arrangements to preserve value for their investors, although there is no assurance that they will be able retain all of their assets as mortgage loans mature.  To date, these investment programs have had success in these activities, though in respect of two assets where it was unable to negotiate a satisfactory restructuring or debt purchase, Behringer Harvard REIT I has allowed the mortgage lenders to foreclose or take the related property in lieu of foreclosure.  As of March 31, 2010, with respect to its 71 operating office properties, Behringer Harvard REIT I was in discussions with lenders to restructure, purchase or pay-off three non-recourse property loans with a combined outstanding balance of approximately $86.6 million that were in default or had experienced events of default.  As of

March 31, 2010, at least six other Behringer Harvard REIT I properties have property loans that need to be modified during 2010 in order to support the underlying asset value, some of which may have imminent defaults or events of default.  Subsequent to March 31, 2010, a default occurred on a loan associated with one of Behringer Harvard REIT I’s properties having an outstanding debt balance of approximately $27.5 million.

Sponsor Activities.  Behringer Harvard Holding entities have also, voluntarily and in circumstances where a short term need for liquidity has been deemed by them to be advisable, provided loans to certain Behringer Harvard sponsored investment programs, including Behringer Harvard Short-Term Opportunity Fund I, Behringer Harvard Strategic Opportunity Fund I, and Behringer Harvard Strategic Opportunity Fund II.  The outstanding principal balance of these loans as of March 31, 2010 was approximately $13.9 million (net of the loan forgiveness described below), $10.8 million, and $13.2 million, respectively.  On December 31, 2007 and 2009, Behringer Harvard Holdings forgave approximately $7.5 million and $15 million, respectively, of principal loans and all interest thereon owed by Behringer Harvard Short-Term Opportunity Fund I, which was accounted for as a capital contribution by its general partners.  Behringer Harvard Holdings has also leased vacant space at certain of its TIC Programs discussed below.  The results of operations and distributions from Behringer Harvard Short-Term Opportunity Fund I shown in the Prior Performance Tables would have been lower without such arrangements.  There is no assurance that Behringer Harvard Holdings or its affiliated entities will engage in such activities with respect to its sponsored investment programs in the future.

Co-Investor Arrangements.  Behringer Harvard Holdings sponsored private offerings from 2003 through 2005 for eight single asset co-investment arrangements structured as tenant-in-common programs (“TIC Programs”).  Behringer Harvard Strategic Opportunity Fund I sponsored one TIC Program.  As of March 31, 2010, Behringer Harvard REIT I had acquired all TIC interests where it had been the largest TIC owner in four TIC Programs and remained the largest tenant-in-common investor in two TIC Programs.  Behringer Harvard Strategic Opportunity Fund I owns a tenant-in-common interest in the one TIC Program it sponsored, and the remaining TIC Program is owned by tenant-in-common investors with a small interest owned by Behringer Harvard Holdings.  The remaining TIC Program sold its property in 2008.

Investors in five of the TIC Programs received a positive total return on their investment including investors in one TIC Program who received a total return above what was projected in its private placement offering memorandum.  In general, the recession has adversely affected the operating performance of the remaining four TIC Programs.  One of the TIC Programs is underperforming relative to projections substantially due to representations made by the seller and its agents related to its operating expenses and revenues that Behringer Harvard Holdings believes to be false.  Behringer Harvard Holdings is currently engaged in a lawsuit where it has received settlements for the TIC investors while it remains in dispute with the former on-site property manager.  The tenant-in-common investors have received substantial settlement consideration and are no longer party to this suit.

Several Behringer Harvard sponsored investment programs have made portfolio investments under co-investment arrangements, generally as partnerships.  Certain of these co-investors have threatened claims against these investment programs and their sponsor where current economic conditions have resulted in these investments underperforming expectations.  Other than as to Behringer Harvard Opportunity REIT I that has been sued by a co-investor in one such circumstance, none of these threats have resulted in lawsuits.  While there is not believed to be any merit in this lawsuit or any of the threats, the defense and any settlement of these claims may negatively impact returns to the investors in these investment programs.

Prior Performance Table Correction

On April 15, 2010, we filed a Current Report on Form 8-K to present tabular information about the prior performance of programs sponsored by Behringer Harvard Holdings, LLC and its affiliates, which control our advisor, in order to incorporate this information by reference into this prospectus.  In this previously filed report, the 2009 figures for “Net income — GAAP basis” of Behringer Harvard REIT I and Behringer Harvard Short-Term Opportunity Fund I presented in Table III of the Prior Performance Tables should have been presented with parentheses as $(430,631,471) and $(13,036,853), respectively, to indicate a net loss.